China Youth Media, Inc. 4143 Glencoe Ave, Unit B Marina Del Rey, CA 90292

January 9, 2009

Via EDGAR

Division of Corporation Finance Securities And Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: Mail Stop 3720

RE:	Digicorp, Inc./China Youth Media, Inc.
Form 10-KSB for the fiscal year ended December 31,2007
Filed April 16,2008 and
Forms 10-Q for the periods ended March 30, 2008, June 30, 2008 and
September 30, 2008
Filed May 19, 2008, August 19,2008 and November 19, 2008, respectively
File No. 0-33067

Ladies and Gentlemen:

        This letter is in response to the comments contained in the Commission's letter dated December 12, 2008 (the "Comment Letter") to China Youth Media, Inc. (the "Company" or "CHYU" or "Our").  The Company has keyed its response to the Comment Letter in numerical order.

Consolidated Interim Financial Statements for the Quarter Ended September 30, 2008 Note 5. Intangible Assets, page 6

1.
We note your response to prior comment 1.  In light of the agreements that YMHK and YMHK WFOE have entered into with CYN, CYI and CYN Ads in China, and with a view towards clarifying disclosures, please explain how you considered the guidance in FIN No. 46R in accounting for the rights and economics within these agreements:

        The Company accounted for the referenced agreements using the guidance in both Accounting Research Bulletin (ARB) No. 51 Consolidated Financial Statements and Financial Interpretation (FIN) No. 46R Consolidation of Variable Interest Entities.

        YMHK and YMHK WFOE:  CHYU has 100% ownership in both YMHK and YMHK WFOE.  In accordance with the guidance of ARB No. 51, the Company will issue consolidated financial statements for both YMHK and YMHK WFOE.

        CYN and CYN ADs:  To the Company's knowledge, CYN and CYN ADs are limited liability companies established under the laws of the People's Republic of China (the "PRC" or "China") and are controlled by the PRC Government.  CHYU does not have ownership interest in either CYN or CYN Ads and, as such, the voting interest model of FIN No. 46R does not apply, nor does CHYU participate in any of CYN or CYN ADs rights and economics. As such, the risk and rewards model of FIN No. 46R does not apply and consequently, CYN and CYN Ads are not deemed to be variable interest entities (VIE); and, in accordance with FIN No. 46R, CHYU will not be issuing consolidated financial statements.

        CYI:  To the Company's knowledge, China Youth Interactive Cultural Media (Beijing) Co., Ltd. is a limited liability company established under the laws of the PRC.  To our knowledge, CYN, which is controlled by the PRC Government, is a shareholder holding 51% equity interest.  In accordance with the Cooperation Agreement, 49% of CYI's total equity interest has been acquired by a PRC citizen designated and acceptable to CYN, CYI and YMHK.  Such designated stockholder has entered into a series of contractual arrangements which include (i) appointing a designee of YMHK as the proxy to exercise all of such stockholders' voting rights with respect to CYI, (ii) granting an option to YMHK to acquire such equity interest provided it is permitted by PRC laws, and (iii) pledging all of such stockholder's equity interest in CYI to YMHK in order to guarantee the foregoing obligations.  CYI has existed as an entity under the laws of the PRC since March 2005 and is considered to be "self-supportive" and CHYU does not share in any of CYI's gains or losses and, as such, under the provisions of FIN No. 46R not deemed a VIE.  Therefore CHYU is not CYI's primary beneficiary, and for these reasons, in accordance with FIN No. 46R, CHYU will not issue consolidated financial statements.

2.	Please explain to us who own and controls Beijing Xin Tai Hua De Advertising Co., Ltd:

        To the Company's knowledge, Xin Tai Hua De Advertising Co., Ltd ("Xin Tai Hua De" or "Xintai Huade") is a privately held and operated entity incorporated in the People's Republic of China, and according to Form 20-F as filed by Xinhua Finance Media, Ltd. with the Securities and Exchange Commission on May 19, 2008 (see Exhibit 8.1 List of Subsidiaries), is an affiliate entity of Xinhua Finance Media, Ltd. China Youth Media, Inc. does not, nor any of its subsidiaries, have any ownership interest in Xintai Huade.

We appreciate your cooperation and attention to this matter.

Very truly yours,

China Youth Media, Inc. (Registrant)

By:	/s/ Jay Rifkin
Name: Title:	Jay Rifkin Chief Executive Officer